CERTIFICATE OF AMENDMENT
                                      OF
                         CERTIFICATE OF INCORPORATION
                                      OF
                              SEATON GROUP, INC.


         Seaton Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, (the "Corporation"), DOES HEREBY CERTIFY:

         FIRST: By the unanimous consent of the directors of the Corporation a resolution was duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and seeking the consent of the majority of the shareholders of said corporation to adopt such amendment to the Certificate of Incorporation, pursuant to Sections 228 and 242 of the Delaware General Corporation Law. The resolution setting forth the proposed amendment is as follows:

         RESOLVED, that ARTICLE IV of the Certificate of Incorporation be amended to include the following provision:

         Effective upon the Corporation filing an Amendment to the Certificate of Incorporation ("Effective Date") in the office of the Secretary of State of Delaware, each eighteen point six (18.6) shares of Common Stock, $.001 par value per share, outstanding on the Effective Date will be changed into one (1) fully paid and nonassessable share of Common Stock, $.001 par value per share; and that after the effective date of the Amendment, each holder of record of one or more certificates representing shares of the old Common Stock shall be entitled to receive one or more certificates representing the proportionate number of shares of new Common Stock on surrender of a stockholder's old certificates for cancellation. If a stockholder shall be entitled to a number of new shares of Common Stock which is not a whole number, then the number of new shares of Common Stock issued to the Stockholder shall be rounded upward to the nearest whole number.

         The total number of shares of all classes of capital stock which the Corporation has the authority to issue is 20,000,000 shares, par value $.001 per share, consisting of 19,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

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         Series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of preferred stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

         The Board of Directors of the Corporation desires, pursuant to its authority as aforesaid, to determine and fix the rights, preferences, privileges and restrictions relating to a class of said Preferred Stock to be designated "Series A Preferred Stock" totalling up to 35,000 shares (the "Series A Preferred Stock").

                  1. Designation and Number of Shares. The Preferred Stock shall be designated "Series A Convertible Preferred Stock" of a stated value of $1.00 each, and the number of shares constituting the Preferred Stock shall be 35,000 shares.

                  2. Dividend Rights. The Series A Preferred Stock shall not bear any dividend.

                  3. Conversion Rights. Holders of the Series A Preferred Stock will have the right, at their option, to convert each share of Series A Preferred Stock into 4.3 shares of the Company's Common Stock, subject to any adjustment as hereafter provided. No fractional share or scrip representing a fractional share will be issued upon conversion of the Series A Preferred Stock. In the event of any reclassification, merger, consolidation or change of shares of the Series A Preferred Stock and/or the Common Stock of the Company, the Company shall make adjustments to the conversion ratio which shall be nearly as equivalent to that stated above as may be practical.

                  The conversion price will be subject to adjustment in certain events, including (i) the issuance of capital stock as a dividend or distribution on Common Stock, (ii) subdivisions, combinations, reverse stock splits and reclassification of the Common Stock, (iii) the fixing of a record date for the issuance to all holders of Common Stock of rights or warrants entitling them (for a period expiring within 45 days of such record date) to subscribe for Common Stock and (iv) the fixing of a record date for the distribution to all holders of Common Stock of evidence of indebtedness or assets (other than cash dividends) of the Company or subscription rights or warrants (other than those referred to above).

                  Adjustment in the conversion price may be postponed until the cumulative effect of any adjustments amount to 15% or more of the conversion price.

                  4. Redemption. At any time one (1) year from the date of issuance, the Series A Preferred Stock shall be subject to a right of redemption on the part of either the Company or the holder of the Series A Preferred Stock prior to conversion thereof at a redemption price of $1.00 per share.

                  5. Voting Rights. Unless the vote or consent of the holders of a greater number of shares is required by law, the consent of the holders of at least a majority of all of the Series A Preferred Stock at the time outstanding shall be necessary to change, alter or revoke the rights and preferences conferred upon the Series A Preferred Stock by the Certificate of Incorporation or these resolutions or to adopt an amendment to the Certificate of Incorporation materially adversely affecting the rights of the holders of the Series A Preferred Stock. Except as provided above or by law, the holders of Series A Preferred Stock shall not be entitled to any voting rights with respect to their shares of Series A Preferred Stock.

                  6. Liquidation Rights. In the event of the liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock shall be entitled to receive, after due payment or provision for payment of the debts and other liabilities of the Company, a liquidating distribution before any distribution may be made to holders of Common Stock of the Company. The holders of the Series A Preferred Stock outstanding shall be entitled to receive an amount equal to $1.00 per share whether or not such liquidation, dissolution or winding up is voluntary or involuntary on the part of the Company.

         SECOND: that a majority of the Stockholders have given their written consent to the above amendments in lieu of a meeting in accordance with the provisions of Section 228 of the Delaware General Corporation Law;

         THIRD: that the aforesaid amendment shall be duly adopted in accordance with the applicable Section 242 and 228 of the Delaware

         General Corporation Law.

         FOURTH: that the capital of the Corporation shall not be reduced under or by reason of said amendment.

         FIFTH: that this amendment shall become effective upon its filing in the office of the Secretary of State of Delaware, and the record date being October 31, 1997 for the one (1) for eighteen point six (18.6) (1:18.6) reverse stock split of the Company's issued and outstanding shares of Common Stock.

         IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate to be signed by its President and Secretary, this 18 day of November, 1997.

                                            SEATON GROUP, INC.

Attest:/s/  Linda B. Coviello                  BY: /s/ Angus M. Hay
       -----------------------------           -------------------------------
       Linda B. Coviello, Secretary            Angus M. Hay, President